UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Mirant Corporation

(Name of Subject Company (issuer))

Mirant Corporation, as issuer

(Name of Filing Person (identifying status as offeror, issuer or other person))

7.4% Senior Notes due 2004

2.5% Convertible Senior Debentures due 2021
(Titles of Classes of Securities)

842815-AC-6 (Senior Notes)

604675-AB-4 (Convertible Senior Debentures)
(CUSIP Numbers of Classes of Securities)

Douglas L. Miller, Esq.

Senior Vice President and General Counsel
Mirant Corporation
1155 Perimeter Center West
Suite 100
Atlanta, Georgia 30338
678-579-5000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copy to:

J. Gregory Milmoe, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$867,000,000	$70,140.30

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $200,000,000 principal amount of Mirant Corporation (“Mirant”) 7.4% Senior Notes due 2004 for Mirant’s 7.5% Senior Secured Notes due 2008 (the “New Secured Notes”), and the exchange of $667,000,000 of Mirant’s 2.5% Convertible Senior Debentures due 2021 for New Secured Notes.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:

           Form or Registration No.:
           Date Filed:
           Filing Party:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

           ☐ third-party tender offer subject to Rule 14d-1.

           ☒ issuer tender offer subject to Rule 13e-4.
           ☐ going-private transaction subject to Rule 13e-3.
           ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

      This Schedule TO relates to the offers by Mirant Corporation, a Delaware corporation (“Mirant”), (i) to exchange (the “Senior Notes Exchange Offer”) $1,000 principal amount of Mirant’s 7.5% Senior Secured Notes due 2008 (the “New Secured Notes”) for each $1,000 principal amount of Mirant’s currently outstanding 7.4% Senior Notes due 2004 (CUSIP Nos. 842815-AC-6) (the “Senior Notes”), and (ii) to exchange (the “Convertible Senior Debentures Exchange Offer,” and together with the Senior Notes Exchange Offer, the “Exchange Offers”) $1,000 principal amount of New Secured Notes for each $1,000 principal amount of Mirant’s currently outstanding 2.5% Convertible Senior Debentures due 2021 (CUSIP Nos. 604675-AB-4) (the “Convertible Senior Debentures,” and together with the Senior Notes, the “Exchange Offer Securities”). Subject to the terms and conditions of the Exchange Offers, Mirant will issue New Secured Notes in exchange for up to $200,000,000 aggregate principal amount of Senior Notes, representing 100% of the outstanding principal amount of the Senior Notes, and for up to $750,000,000 aggregate principal amount of Convertible Senior Debentures representing 100% of the outstanding principal amount of the Convertible Senior Debentures, that, in each case, are properly tendered and not withdrawn prior to the expiration of the Exchange Offers. Approximately $400 million of the Convertible Debentures are held as the underlying trust assets of the TIERS Fixed Rate Certificates Trust Series 2001-14, described more fully in the Offering Circular and Disclosure Statement. Mirant has purchased and currently holds approximately $83 million of the TIERS (as defined in the Offering Circular). Mirant expects that it will reduce the total of New Secured Notes to be issued as well as the minimum tender condition described below by the amount of the TIERS it already owns. Mirant will also pay accrued and unpaid interest up to the date of acceptance on Exchange Offer Securities it accepts for exchange. The Convertible Debentures Exchange Offer and the Senior Notes Exchange Offer are independent of each other. The Exchange Offers are conditioned upon the exchange of at least 85% of the outstanding aggregate principal amount of the Senior Notes and the Convertible Debentures subject to the Exchange Offers. Mirant reserves the right to extend or terminate any of the Exchange Offers, in its sole and absolute discretion, which may be for any or no reason, and to otherwise amend any of the Exchange Offers in any respect. These Exchange Offers are open to all holders of Exchange Offer Securities, and are conditioned upon, among other things, our concurrent entry into the Mirant Secured Credit Facility, which will refinance our existing credit facilities, and the concurrent entry by Mirant America’s Generation, LLC (“MAG”) into the MAG Secured Credit Facility, (each as more fully described in the Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization dated June 2, 2003 (the “Offering Circular and Disclosure Statement”)). The Exchange Offers are subject to the terms and conditions set forth in the Offering Circular and Disclosure Statement and in the related letter of transmittal (the “Letter of Transmittal” and together with the Offering Circular and Disclosure Statement, as either may be amended or supplemented from time to time, the “Disclosure Documents”). Subject to applicable securities laws and the terms set forth in the Offering Circular and Disclosure Statement, Mirant reserves the right to waive any and all conditions to any of the

Exchange Offers. The Offering Circular and Disclosure Statement and the Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

      All information in the Disclosure Documents, including all schedules and annexes, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

Item 1.     Summary Term Sheet.

      The information set forth in the Offering Circular and Disclosure Statement under the caption “Summary Overview and Q&A” is incorporated herein by reference.

Item 2.     Subject Company Information.

(a)	The issuer of the securities subject to the Exchange Offers is Mirant Corporation, a Delaware Corporation. Mirant’s executive offices are located at 1155 Perimeter Center West, Suite 100, Atlanta, Georgia 30338. Mirant’s telephone number is 678-579-5000.

(b)	The subject classes of securities are Mirant’s 7.4% Senior Notes due 2004 and Mirant’s 2.5% Convertible Senior Debentures due 2021. As of December 31, 2003, $200,000,000 aggregate principal amount of Senior Notes are outstanding and $750,000,000 aggregate principal amount of Convertible Senior Debentures are outstanding.

(c)	The Exchange Offer Securities are not listed on any national securities exchange. Certain institutions and securities dealers provide quotations for and engage in transactions in the Exchange Offer Securities. However, there is no established trading market for the Exchange Offer Securities.

Item 3.     Identity and Background of Filing Person.

(a)	Mirant Corporation is the filing person and subject company. The business address and telephone number of Mirant are set forth under Item 2(a) of this Schedule TO.

      Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Mirant:

S. Marce Fuller	Director, President and Chief Executive Officer
David J. Lesar	Director
Ray M. Robinson	Director
A. W. Dahlberg	Director and Chairman of the Board of Directors
Stuart E. Eizenstat	Director
Robert F. McCullough	Director
A. D. Correll	Director
James F. McDoland	Director
Harvey A. Wagner	Executive Vice President and Chief Financial Officer
R. J. Pershing	Executive Vice President
Douglas L. Miller	Senior Vice President and General Counsel
Edwin H. Adams	Senior Vice President
J. William Holden III	Senior Vice President and Treasurer
Vance N. Booker	Senior Vice President
Roy McAllister	Senior Vice President
Frederick D. Kuester	Senior Vice President
Dan Streek	Vice President and Controller

      The business address and telephone number for all of the above directors and executive officers are c/o Mirant Corporation, 1155 Perimeter Center West, Suite 100, Atlanta, Georgia 30338 and 678-579-5000.

      There is neither any person controlling Mirant nor any executive officer or director of any corporation or other person ultimately in control of Mirant.

Item 4.     Terms of the Transaction.

(a)	The information set forth in the sections of the Offering Circular and Disclosure Statement titled “The Exchange Offers,” “Capitalization,” “Description of the New Secured Notes,” and “Certain United States Federal Income Tax Consequences” are incorporated herein by reference.

(b)	No Exchange Offer Securities are to be purchased from any officer, director or affiliate of Mirant.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements.

(e)	No agreement, arrangement or understanding currently exists between Mirant (including any person specified in Instruction C of this Schedule TO) and any other person with respect to any Exchange Offer Securities, other than the Indentures governing the Exchange Offers which are filed as exhibits to this Schedule TO.

Item 6.     Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the section of the Offering Circular and Disclosure Statement titled “Summary Overview and Q&A — Why is Mirant making the Exchange Offers” and “— Overview of the Restructuring Transactions” is incorporated herein by reference.

(b)	The Exchange Offer Securities acquired pursuant to the Exchange Offers will be retired.

(c)(1)	The information set forth in the section of the Offering Circular and Disclosure Statement titled “Summary Overview and Q&A — Overview of the Restructuring Transactions” and “— In-Court Alternative: The Plan of Reorganization” is incorporated herein by reference.

(c)(2)	None.

(c)(3)	The information set forth in the section of the Offering Circular and Disclosure Statement titled “Summary Overview and Q&A — Overview of the Restructuring Transactions” and “Description of Certain Other Indebtedness” is incorporated herein by reference.

(c)(4)	None.

(c)(5)	None.

(c)(6)	None.

(c)(7)	None.

(c)(8)	None.

(c)(9)	None.

(c)(10)	None.

Item 7.     Source and Amount of Funds or Other Consideration.

(a)	The Exchange Offers involve the exchange of Exchange Offer Securities for New Secured Notes. No funds or other consideration are to be used in the transaction. The information set forth in the Offering Circular and Disclosure Statement titled “Summary Overview and Q&A” is incorporated herein by reference.

(b)	None.

(d)	None.

Item 8.     Interest in Securities of the Subject Company.

(a)	None.

(b)	No persons, specified in Instruction 1 to Item 1008(b) of Regulation M-A, transacted in the Exchange Offer Securities during the past 60 days.

Item 9.     Persons/ Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the section of the Offering Circular and Disclosure Statement titled “The Exchange Offers — Information Agent” is incorporated herein by reference.

Item 10.     Financial Statements.

(a),(b),(c)	The information set forth in the Offering Circular and Disclosure Statement titled “Capitalization,” “Summary Overview and Q&A — Summary Selected Consolidated Financial Information” and the financial statements and information contained in the reports set forth in the section of the Offering Circular and Disclosure Statement titled “Incorporation of Documents by Reference” are incorporated herein by reference.

Item 11.     Additional Information.

(a)	None.

(b)	None.

Item 12.     Exhibits.

(a)(1)(A)	Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization dated June 2, 2003.(1)
(a)(1)(B)	Letter of Transmittal.(1)
(a)(1)(C)	Notice of Guaranteed Delivery.(1)
(a)(1)(D)	Letter to Broker-Dealers.(1)
(a)(1)(E)	Letter to Clients.(1)
(a)(5)(A)	Press Release dated June 2, 2003.(1)
(d)(1)	Form of Indenture by and between Mirant and Wells Fargo Corporate Trust, as Trustee.(2)

(1)	Filed herewith.

(2)	Incorporated by reference to Mirant’s Form T-3 dated June 2, 2003.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ J. WILLIAM HOLDEN III

Name: J. William Holden III
Title: Senior Vice President and Treasurer

Date: June 2, 2003